EXHIBIT 1

Mad Catz Interactive, Inc.

Unaudited Consolidated Financial Statements of

Third Quarter ended December 31, 2003

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Operations – Unaudited

Expressed in U.S. Dollars

	Quarter Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Net sales	$41,981,667	$40,050,899	$81,075,085	$70,015,508

Cost of sales	32,306,176	30,488,688	62,836,304	54,951,851

Gross profit	9,675,491	9,562,211	18,238,781	15,063,657

Expenses (income):
Selling	4,227,223	2,252,141	9,377,459	5,440,738
Administrative	2,089,165	2,163,878	5,780,441	5,187,149
Interest	292,012	526,417	1,035,013	1,241,545
Depreciation and amortization	312,278	270,798	936,661	893,420
Other (income) expense	(19,143)	(5,589)	(76,934)	(46,025)
Foreign exchange loss	62,893	228,449	217,721	73,998

	6,964,428	5,436,094	17,270,361	12,790,825

Income before income taxes	2,711,063	4,126,117	968,420	2,272,832

Income tax expense	1,084,426	1,499,846	387,368	1,159,008

Net income	1,626,637	2,626,271	581,052	1,113,824

Accumulated deficit, beginning of period	(16,949,164)	(18,626,718)	(15,903,579)	(17,114,271)

Accumulated deficit, end of period	$(15,322,527)	$(16,000,447)	$(15,322,527)	$(16,000,447)

Net income per share
Basic	$0.03	$0.05	$0.01	$0.02

Diluted	$0.03	$0.05	$0.01	$0.02

Weighted average number of common shares outstanding:
Basic	53,293,804	53,182,629	53,235,853	53,016,641

Diluted	54,125,770	53,255,764	54,068,075	53,395,604

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Consolidated Balance Sheets

Expressed in U.S. Dollars

As of December 31, 2003 and March 31, 2003

	December 31, 2003 Unaudited	March 31, 2003 Audited
ASSETS

Current assets:
Cash	$2,004,804	$1,234,104
Accounts receivable	34,755,484	16,530,226
Inventories	19,098,505	18,413,299
Prepaid expenses and deposits	1,046,341	1,032,830
Current portion of future income tax assets	3,030,550	3,030,550
Income tax receivable	—	598,137

	59,935,683	40,839,146

Deferred financing fees	—	238,649
Capital assets	1,721,384	1,729,310
Intangible assets	4,883,870	5,046,634
Goodwill	20,168,890	17,737,549

	$86,709,828	$65,591,288

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loan	$22,319,544	$17,076,993
Accounts payable and accrued liabilities	28,231,371	16,004,283

	50,550,915	33,081,276

Future tax liabilities	85,829	85,829

Shareholders’ equity:
Capital stock	45,892,189	45,793,085
Cumulative translation adjustment	5,503,422	2,534,677
Accumulated deficit	(15,322,527)	(15,903,579)

	36,073,084	32,424,183

	$86,709,828	$65,591,288

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Consolidated Cash Flow Statements – Unaudited

Expressed in U.S. Dollars

	Quarter Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Cash flows from operating activities:
Net income	$1,626,637	$2,626,271	$581,052	$1,113,824
Items not involving cash:
Amortization of deferred financing fees	—	119,324	238,649	364,468
Foreign exchange (gains) losses	62,893	228,449	217,721	73,998
Depreciation and amortization	312,278	270,798	936,661	893,420
Future income tax assets and liabilities	—	—	—	-101,683
Changes in noncash operating working capital:
Accounts receivable	(17,762,143)	(20,489,622)	-17,604,686	-22,397,445
Prepaid expenses and deposits	867,306	(201,157)	-3,479	-135,158
Inventories	(1,600,518)	7,248,774	-334,098	-6,055,306
Accounts payable and accrued liabilities	12,035,049	3,627,716	11,920,970	5,526,596
Income tax receivable	600,045	1,164,091	583,436	947,272

Net cash used in continuing operations	(3,858,453)	(5,405,356)	(3,463,774)	(19,770,014)

Cash flows from investing activities:
Purchase of capital assets	(176,244)	(286,906)	-759,690	-841,406

Net cash used in investing activities	(176,244)	(286,906)	(759,690)	(841,406)

Cash flows from financing activities:
Bank loan	5,287,466	4,880,768	5,242,551	19,389,438
Proceeds from issue of share capital	99,599	198,431	96,185	237,746

Net cash provided by financing activities	5,387,065	5,079,199	5,338,736	19,627,184

Effects of exchange rate changes on cash	(37,914)	(246,921)	(344,572)	(134,763)

Net increase (decrease) in cash	1,314,454	(859,984)	770,700	(1,118,999)
Cash at beginning of period	690,350	1,643,951	1,234,104	1,902,966

Cash at end of period	$2,004,804	$783,967	$2,004,804	$783,967

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Notes to consolidated financial statements

Note 1: BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as of December 31, 2003, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2003.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented. Certain prior year amounts have been reclassified to conform to the current year presentations.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet U.S. Inc., Singapore Holdings Inc., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

Note 2: FOREIGN EXCHANGE

The United States dollar is the functional currency of the Company’s United States operations.

The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method.

The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method.

The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3: STOCK-BASED COMPENSATION

The Company adopted Handbook Section 3870 (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments”, on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy whereby no compensation cost is recorded for stock option grants to employees. For the calculation of pro forma compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions: volatility of 76%, risk-free interest rate of 5%, and an expected life of 3 years. Had the fair value based method been used to account for employee stock options, the Company would have recorded net income and basic and diluted earnings per share as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Reported net income	$1,626,637	$2,626,271	$581,052	$1,113,824
Stock based compensation using the fair value method	(74,555)	(34,678)	(147,938)	(196,510)

Adjusted net income	$1,552,082	$2,591,593	$433,114	$917,314

Basic and diluted earnings per share as reported and as adjusted	$0.03	$0.05	$0.01	$0.02

Note 4: SEGMENTED DATA

The Company’s sales and capital assets are attributable to the following countries:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Sales
United States	$33,506,903	$30,041,010	$64,098,937	$51,700,225
International	5,335,782	8,040,866	11,415,720	15,079,522
Canada	3,138,982	1,969,023	5,560,428	3,235,761

	$41,981,667	$40,050,899	$81,075,085	$70,015,508

Revenues are attributed to countries based on the location of the customer. During the nine months ended December 31, 2003, the Company sold approximately 38% of its products to two customers and during the nine months ended December 31, 2002, the company sold approximately 37% to two customers.

	December 31, 2003	March 31, 2003

Capital assets:
United States	$1,615,775	$1,607,360
Canada	8,811	3,782
International	96,798	118,168

	1,721,384	1,729,310

Goodwill and intangible assets:
Canada	20,168,890	17,737,549
United States	4,883,870	5,046,634

	25,052,760	22,784,183

	$26,774,144	$24,513,493

Note 5: EBITDA RECONCILIATION

EBITDA represents net income plus interest, taxes, depreciation and amortization.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Net income	$1,626,637	$2,626,271	$581,052	$1,113,824
Adjustments:
Interest expense	292,012	526,417	1,035,013	1,241,545
Income tax expense	1,084,426	1,499,846	387,368	1,159,008
Depreciation and amortization	312,278	270,798	936,661	893,420

EBITDA	$3,315,353	$4,923,332	$2,940,094	$4,407,797

Mad Catz Interactive, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Third Quarter and the Nine Months Ended

December 31, 2003

Overview

This management’s discussion and analysis of financial condition and results of operations of Mad Catz Interactive, Inc. (the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes. The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time described in the Company’s continuous disclosure documents filed with securities regulatory authorities in Canada and the United States.

Profile

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company is a holding company for several operating subsidiaries: (i) Mad Catz, Inc., which is the Company’s primary operating subsidiary, is incorporated in Delaware and is located in San Diego, California (“MCI”), distributes the Company’s Mad Catz and GameShark lines of video game accessories in the United States and to international customers outside Canada and Europe, (ii) 1328158 Ontario Inc. distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe, Limited, which is a corporation incorporated under the laws of England and Wales (“MCE”), sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong (“MCIA”) that provides procurement services related to the manufacture of the Company’s products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong (“MCA”), which is currently inactive. The Company manufactures (through third parties) the majority of its products in Asia. The Company’s products have been designed, developed, manufactured and marketed for all major video game systems. The Company’s products include video game controllers and accessories of all types, each used with interactive entertainment software and video game platforms. The Company’s principal products include automotive racing simulation controllers, including joysticks, gamepads, light guns, and control pads, memory cards, cables, steering wheels and game enhancer software.

Significant events

On October 1, 2003, the Company announced the first shipments of its GameShark® product designed specifically for the Game Boy® Advance SP. The GameShark SP includes over 15,000 codes for over 200 Game Boy Advance games.

On October 10, 2003, the Company announced that the new RetroCON video game controller for the PlayStation® 2 would be available in stores in mid-October 2003.

On December 29, 2003, the Company announced the first shipments of its newest addition to the growing GameShark® product line, GameSaves for GameCube™. GameShark GameSaves for GameCube enables players to access and experience virtually any level within a GameCube game without having to complete preceding levels.

In January 2004, the Company announced the launch of the SharkBoard from GameShark. The SharkBoard offers gamers a full-size, fully-functional USB keyboard designed to quickly and easily enter the latest codes, game titles and code descriptions for all the newest PlayStation® 2 games as well as keyboard support for all PlayStation 2 and GameCube online games.

Effective December 31, 2003, Tom Roberts, a Senior Vice President of MCI terminated his employment with the Company. Darren Richardson, 43, the Company’s Executive Vice President, who also serves as the President and Chief Operating Officer of Mad Catz, Inc., has taken the leadership role in the areas previously directed by Mr. Roberts.

The Company announced on February 5, 2004, a senior management transition planned for the new fiscal year, whereby Mr. Richardson, will assume the additional roles of President and Chief Executive Officer of the Company from Morris Perlis, who will continue to serve as a member of the Company’s board of directors.

The Company expects completion of its planned management transition by the end of the Company’s current fiscal year, March 31, 2004. Mr. Perlis was named President and Chief Executive Officer in April 2001, and Mr. Richardson has served in his current positions since August 1999. As a result of the planned consolidation of the senior management titles, the corresponding consolidation of the Company’s Toronto and San Diego offices to San Diego, and other cost savings initiatives currently being implemented, the Company expects annualized operating expense savings in excess of $1.5 million commencing with its 2005 fiscal year. The Company anticipates no material severance or other charges related to the management change and office consolidation. The consolidation of facilities to San Diego will not affect the Company’s Canadian incorporation or its listing on the Toronto Stock Exchange, and will not impact the Company’s Canadian sales office operation.

Seasonality

The fiscal third quarter has historically been the highest sales period for the Company due to the retail holiday season. Third quarter sales represented 43.7% and 45.4% of the Company’s total net sales in fiscal years 2003 and 2002, respectively.

Sales

Net sales in the third quarter of fiscal 2004 increased to $42.0 million as compared with $40.1 million in the prior year, an increase of approximately $1.9 million or 4.8%. This increase was primarily due to the Company’s US net sales, which were $33.5 million for the third quarter of fiscal 2004 as compared to $30.0 million in the third quarter of fiscal 2003. Fiscal 2004 third quarter international net sales were $5.3 million, down $2.7 million from $8.0 million in fiscal 2003, primarily due to the expiration of the European PlayStation 2 Memory Card license in November 2002, which had accounted for approximately 76% of the international sales in the third quarter of fiscal 2003. Fiscal 2004 third quarter net sales in Canada were $3.1 million, a $1.1 million increase over fiscal 2003 third quarter net sales of $2.0 million.

The top selling product group for the third quarter of fiscal 2004 was PlayStation 2, representing approximately 31% of gross sales, with Xbox at 23%, GameCube at 11%, Game Boy at 10%, PlayStation at 7% and all others combining for 18% of gross sales. This compares to the third quarter of fiscal year 2003 with PlayStation 2 at 41%, Xbox at 25%, Game Boy at 9%, PlayStation at 7%, GameCube at 8% and all others combining for 10% for the quarter. Year to date for fiscal 2004, the top selling product group was PlayStation 2, representing approximately 34% of gross sales, with Xbox at 24%, Game Boy at 10%, PlayStation at 8%, GameCube at 10% and all others combining for 14% of gross sales.

Gross sales by category during the third quarter of fiscal 2004 were as follows: pads 38%, bundles 18%, software (primarily game enhancement software) 9%, steering wheels 11%,

memory 6% and all others combined were 18%. Comparatively, the same quarter in fiscal 2003 reported gross sales by category as: pads 45%, bundles 17%, software “nil”, steering wheels 8%, memory 18% and all others combining for 12%. These figures highlight the product category decrease in the PlayStation2 Memory Card sales in fiscal 2003, with an offsetting increase in other accessory products and the introduction of the software category (primarily game enhancement software). Year to date for fiscal 2004, gross sales by category were as follows: pads 38%, bundles 16%, software (primarily game enhancement software) 11%, steering wheels 9%, memory 6% and all others combined were 20%.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, freight and distribution center costs. Gross profit in the third quarter of fiscal 2004 was $9.7 million as compared to $9.6 million in the prior year third quarter. Gross profit as a percentage of net sales was 23.0% for the third quarter of fiscal 2004 as compared to 23.9% in the same quarter of fiscal 2003. Gross profit in the current quarter was impacted by increased freight costs incurred from the change in product mix between shipments of small dimension memory cards to the larger dimension accessory products in Europe, in addition to the cost of assembling GameShark products.

Year to date fiscal 2004 gross profit was $18.2 million, or 22.5% of net sales, an increase of approximately $3.2 million or 21.1% over the gross profit of $15.1 million, or 21.5% of net sales, during the year to date period in fiscal 2003.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, in addition to the corporate operating expense associated with the Company. Total operating expenses were $6.3 million in the third quarter fiscal 2004, as compared to $4.4 million in fiscal 2003. Third quarter total operating expenses as a percentage of net sales were 15.0% in fiscal 2004 compared to 11.0% in fiscal 2003. Year to date fiscal 2004 total operating expenses were $15.2 million or 18.7% of net sales, compared to $10.6 million or 15.2% of net sales in the same period of fiscal 2003.

Selling expenses for the third quarter were $4.2 million as compared to $2.3 million in fiscal 2003, an increase of $2.0 million or 87.7%. Year to date fiscal 2004 selling expenses were $9.4 million or 11.6% of net sales, compared to $5.4 million or 7.8% of net sales in the same period of fiscal 2003. The increase in fiscal 2004 is primarily due to cooperative advertising costs in some of the Company’s new accounts to establish Mad Catz’ brand at these retail outlets and in the markets they serve. The increase in selling expenses also reflects additional costs related to sales growth in Europe, which significantly expanded the customer base and variety of products sold and expenses associated with the Company’s support of the GameShark product line.

Total administrative expenses were $2.1 million in the third quarter fiscal 2004, compared to $2.2 million in the same period of fiscal 2003. Year to date fiscal 2004 administrative expenses were $5.8 million or 7.1% of net sales, compared to $5.2 million or 7.4% of net sales in the same period of fiscal 2003. The increase in year to date administrative expenses is primarily due to corporate wide audit and tax expenses including those related to the expansion of the Company’s European operations, offset by the reduction of corporate restructuring costs incurred during the prior fiscal year.

Interest Expense

Interest expense was $0.3 million in the third quarter of fiscal 2004 as compared to $0.5 million in the prior year third quarter. The decrease in interest expense is attributed to reduced interest rates and the elimination of deferred financing fee amortization, which was charged to interest expense in the prior quarters. Year to date fiscal 2004 interest expense was $1.0 million, compared to $1.2 million in the same period in fiscal 2003, a decrease of $0.2 million or 16.6%.

Depreciation and Amortization

Depreciation and amortization of capital assets and the GameShark intellectual property was $0.3 million in the third quarter of fiscal 2004, consistent with the expense incurred in the third quarter of fiscal 2003. Year to date depreciation and amortization expense was $0.9 million in both fiscal 2004 and 2003. Molds used in production of video game accessories are the primary depreciable assets in the Company’s business. Intangible assets with defined useful lives acquired for GameShark will be amortized over the estimated useful life of the assets.

Income Tax Expense

Income tax expense was $1.1 million for the third quarter of fiscal year 2004, as compared to $1.5 million for the third quarter of fiscal 2003. Year to date fiscal 2004 income tax expense was $0.4 million compared to $1.2 million in the same period of fiscal 2003. The change in effective tax rates from one period to the next reflects a change in jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which the Company is doing business.

Net Income and Net Income Per Share

Net income was $1.6 million in the third quarter of fiscal 2004 as compared to net income of $2.6 million during the same period in fiscal 2003. Basic and diluted net income per share in the third quarter of fiscal 2004 was $0.03, compared to basic and diluted net income per share of $0.05 in the same period of fiscal 2003. Year to date fiscal 2004 net income was $0.6 million as compared to $1.1 million during the same period in fiscal 2003. Basic and diluted net income per share for year to date fiscal 2004 was $0.01 compared to $0.02 during the same period of fiscal 2003. Net income per share is calculated using the weighted average number of basic and diluted shares outstanding during the fiscal 2004 third quarter which were 53,293,804 basic and 54,125,770 diluted shares compared to 53,182,629 basic and 53,255,764 diluted shares in the third quarter of the previous year. Year to date net income per share is calculated using the weighted average number of basic and diluted shares outstanding during the fiscal 2004 nine month period which were 53,235,853 basic and 54,068,075 diluted shares compared to 53,016,641 basic and 53,395,604 diluted shares in comparative nine month period of fiscal 2003.

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s operations were $3.3 million in the third quarter of fiscal 2004 compared to $4.9 million for the same period in the prior year. Year to date fiscal 2004 EBITDA was $2.9 million compared to $4.4 million for the same period of fiscal 2003. The results reflect the impact of reduced net income and eliminate the benefit of reduced interest and tax expense.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Liquidity and Capital Resources

The Company’s working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. In addition, the Company must meet an Adjusted Tangible Net Worth covenant to access the line of credit. The Company was not in compliance with the adjusted tangible net worth covenant contained in the Credit Facility as of the end of the first quarter of fiscal 2004 due to the acquisition of the GameShark intellectual property. On May 20, 2003, Congress Financial, the lender under the Credit Facility, waived the Company’s breach of this covenant through September 30, 2003. On July 23, 2003, the Company received notice from Congress Financial that it had agreed to extend the renewal date of the Company’s $35.0 million asset based credit facility to September 25, 2004. In connection with the renewal, the Company and Congress Financial also agreed that any impact of the Company’s January 2003 acquisition of the GameShark brand and the www.gameshark.com web site URL, would not be counted against the Company in its compliance with the adjusted tangible net worth covenant contained in the credit facility. This agreement formally replaced the waiver previously granted by the lender. At December 31, 2003, the outstanding balance of the Credit Facility was $22.3 million as compared to $17.1 million at March 31, 2003 and $23.7 million at December 31, 2002.

At December 31, 2003, cash balances were approximately $2.0 million, compared to $1.2 million at March 31, 2003 and $0.8 million at December 31, 2002. As set forth in the Consolidated Cash Flow Statements, the Company used $3.9 million in cash in the third quarter, and $3.5 million during the nine months ended December 31, 2003 respectively, to fund operating activities as compared to the use of $5.4 million and $19.8 million for the same periods, respectively, of the previous year. The current year third quarter reflects an increase in accounts receivable of $17.8 million, due to the high volume sales seasonality as discussed above, offset by an increase in accounts payable of $12.0 million due to inventory purchases made later in the third quarter.

Cash used in investing activities was $0.2 million and $0.8 million for the third quarter and the nine months ended December 31, 2003 respectively, as compared to cash used of $0.3 million and $0.8 million for the same periods in the previous year. The sole investing activity for the respective periods was the purchase of capital assets.

Cash provided by financing activities was $5.4 million for the third quarter of fiscal 2004 and for the nine months ended December 31, 2003, as compared to cash provided of $5.1 million and $19.6 million for the same periods of the previous year. Cash provided by financing activities was primarily due to advances against the line of credit for the respective periods. The cash from bank advances will vary day to day depending on the timing of payments to manufacturing facilities to reduce the Company’s accounts payable balances.

Total cash generated during the third quarter of fiscal 2004 was $1.3 million as compared to the use of cash of $0.9 million during the same period in fiscal 2003. Total cash generated for the nine months ended December 31, 2003 was $0.8 million as compared to the use of cash of $1.1 million during the nine months ended December 31, 2002.

The Company believes that its available cash balance, cash flows from operations and available line of credit will require continuous close management, but will be sufficient to satisfy its operating needs for the balance of fiscal 2004. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures.

Balance Sheet

Cash at December 31, 2003 was $2.0 million, compared to the balance of $1.2 million at March 31, 2003. Cash is primarily “cash in transit” and is intended to pay current liabilities or to repay outstanding amounts under the bank loan.

Accounts receivable at December 31, 2003 was $34.8 million as compared to $16.5 million at March 31, 2003 and $32.9 million at December 31, 2002. The increase in accounts receivable is due to the sales seasonality and growth, as discussed above, and is considered to be in line with management’s expectations.

Inventories at December 31, 2003 were $19.1 million as compared to $18.4 million at March 31, 2003, and $22.2 million at December 31, 2002. Inventories at December 31, 2003 are lower than inventories in the same time period in prior year due to the leaner inventory levels currently maintained versus the initial build up of inventory in the prior fiscal year quarter for the expansion of the European operation, including the PlayStation 2 Memory Card inventory.

Goodwill at December 31, 2003 was $20.2 million as compared to $17.7 million at March 31, 2003. Goodwill is associated with the purchase of MCI and is carried in Canadian dollars, and translated to United States dollars for financial reporting. The change in value from March 31, 2003 to December 31, 2003 is due solely to changes in U.S. and Canadian dollar exchange rates. Intangible assets of $4.9 million at December 31, 2003 and $5.0 million at March 31, 2003 represent the Company’s investment in GameShark.

The Congress Financial Credit Facility at December 31, 2003 was $22.3 million as compared to $17.1 million at March 31, 2003 and $23.7 million at December 31, 2002.

Accounts payable and accrued liabilities at December 31, 2003 were $28.2 million as compared to $16.0 million at March 31, 2003 and $22.6 million at December 31, 2002, due to inventory purchases made later in the quarter.

As of December 31, 2003, the Company’s total assets were $86.7 million as compared to $65.6 million at March 31, 2003. Shareholders’ equity was $36.1 million at December 31, 2003 as compared to $32.4 million at March 31, 2003.

Outlook

With the third quarter of the Company’s fiscal year finishing with a slower than expected growth in sales, the Company enters the fourth quarter with anticipation of price cuts on the PlayStation 2 and Xbox platforms, which may generate stronger accessory sales, similar to the GameCube platform results seen in the third quarter. In addition, the Company is awaiting the release of new “AAA” software titles, which may generate improved sales of the GameShark game enhancement software. The strength of the Company’s current distribution, product offerings, and balance sheet are evidence that the Company is executing on its long-term business plan, broadening its development of the best accessories on the market at numerous price points; improving margins by effectively reducing product costs; expanding retail penetration into new and existing accounts; continuing its European expansion; exploring synergistic acquisitions, like that of GameShark; and managing its balance sheet through efficient inventory management. The Company has also identified and is implementing significant operating cost savings and actively pursuing additional cost containment in an effort to enhance profitability without impairing its ability to provide customers with the highest level of quality and service.

Safe Harbor for Forward Looking Statements:

This Management Discussion and Analysis contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; and market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.